      As filed with the Securities and Exchange Commission on June 2, 2004

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM T-3/A

             FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER
                        THE TRUST INDENTURE ACT OF 1939

                             Autopistas del Sol S.A.
                               (Name of Applicant)

                      Ruta Panamericana 2451 (Acceso Norte)
                               (B1609JVF) Boulogne
                             Buenos Aires, Argentina
                    ----------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

     TITLE OF CLASS                                            AMOUNT
     --------------                                            ------

10-Year Step-Up Notes                                      US$ 215,225,419


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: On or about June 14, 2004.

                     NAME AND ADDRESS OF AGENT FOR SERVICE:

                                 CT Corporation
                                111 Eighth Avenue
                               New York, NY 10011

                                 with copies to:

                            Jorge U. Juantorena, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                          New York, New York 10006-1470
                                 (212) 225-2000

Autopistas del Sol S.A. (the "Company") hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

                                     GENERAL

1.  GENERAL INFORMATION.

    (a)  Form of organization:  Corporation (sociedad anonima).

    (b)  State or  other  sovereign  power  under  the laws of which  organized:
         Republic of Argentina.

2.  SECURITIES ACT EXEMPTION APPLICABLE.

    On or about June 14, 2004, the Company proposes to issue 10 Year Step-Up Notes (the "Par Notes"), which are the subject of this application, to holders of the Company's outstanding 9.35% Series A Senior Notes due 2004 and 10.25% Series B Senior Notes due 2009 (together, the "Existing Notes") that are not party to the Company's pre-packaged restructuring plan. The Par Notes will be issued pursuant to the Company's prepackaged debt restructuring plan, which is governed by Argentine law. Under the terms of the Company's restructuring plan, upon final approval of the restructuring plan by an Argentine appellate court, Existing Notes held by persons that are not party to the restructuring plan will be cancelled and the holders of those notes will be entitled to receive Par Notes in a principal amount equal to the principal amount of their Existing Notes (the "Cram Down"). The Company believes that the issuance of Par Notes to such persons will be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") under Regulation S under the Securities Act. To the extent that the issuance of Par Notes to such persons does not qualify for the safe harbor of Regulation S under the Securities Act, the Company believes such securities will be exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

    From May 15, 2003 to July 24, 2003, the Company solicited consents (the "2003 Solicitation") to its restructuring plan from holders of its unsecured financial debt who had represented in writing to the Company that such holders (1) were not persons located in the "United States", other than as dealers or other professional fiduciaries organized, incorporated or (if individuals) resident in the United States holding a discretionary account or similar account (other than an estate or trust) for the benefit or account of a non-"U.S. Person" or (2) were "Qualified Institutional Buyers" as such term is defined under the Securities Act. Holders of 95% of the Company's unsecured financial debt agreed by July 24, 2003 to tender their debt in exchange for new securities to be issued by the Company upon final court approval of the Company's restructuring plan. The new securities offered in the 2003 Solicitation included the Company's Par Notes. The Company filed its restructuring plan with an Argentine court on August 8, 2003. The Company believes the offering of new securities in the 2003 Solicitation was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act.

    J.P. Morgan Securities, Inc. acted as dealer manager in the 2003 Solicitation. The dealer manager contacted holders of the Company's unsecured financial debt who had made the written representations described above in order to provide them with information in connection with the 2003 Solicitation. The Company agreed to reimburse the dealer manager's expenses in the 2003 Solicitation and pay the dealer manager a fee (based on an estimate of the principal amount of existing debt held by holders eligible to participate in the 2003 Solicitation) if the transactions contemplated in the Company's restructuring plan are consummated. No remuneration has been or will be paid directly or indirectly to any person for the solicitation of holders who could receive Par Notes in the Cram Down in reliance on the exemption in Section 3(a)(9) of the Securities Act and such holders were not and will not be solicited.

    Holders of existing debt are not required to make any payment in connection with the restructuring plan.

                                  AFFILIATIONS

3.  AFFILIATES.

    (a)  There exist no direct or indirect subsidiaries of the Company.

    (b) See Item 4 for "Directors and Executive Officers" of the Company. Luis Ramon Freixas Pinto, Chairman and Chief Executive Officer, and Guillermo Osvaldo Diaz, Director, Chief Financial Officer and Chief Administrative Officer, may be deemed to be "affiliates" of the Company by virtue of their positions. No directors or officers own voting securities.

    (c) See Item 5 for "Principal Owners of Voting Securities" of the Company as of the date hereof and as expected upon consummation of the Restructuring Plan, some of whom may be deemed to be "affiliates" of the Company by virtue of their stock ownership.

                             MANAGEMENT AND CONTROL

4.  DIRECTORS AND EXECUTIVE OFFICERS.

    (a)  Current Directors and Executive Officers.

    The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939) of the Company. The mailing address of each of the directors and executive officers is c/o Autopistas del Sol S.A., Ruta Panamericana 2451 (Acceso Norte), (B1609JVF) Boulogne, Buenos Aires, Argentina.

    NAME                                                 POSITION
    ----                                                 --------

                                                     Chairman and Chief
 Luis Ramon Freixas Pinto....................         Executive Officer
 Rafael Mourelle Morales.....................          Vice Chairman
 Francisco Jose Fornieles....................             Director
 Enrique Tomas Huergo........................             Director
                                               Director, Chief Financial Officer
 Guillermo Osvaldo Diaz......................  and Chief Administrative Officer
 Massimo Villa...............................             Director
 Alfredo Francisco Cantilo, Jr. .............        Alternate Director
 Antonio Rodriguez Lopez.....................        Alternate Director
 Jesus Pozo Soler............................        Alternate Director
 Oscar Agustin Pellitero.....................        Alternate Director
 Jose Luis Vazzoler..........................        Alternate Director
 Filippo Danese..............................        Alternate Director
 Oscar Diego Zabalaga........................         General Counsel
                                                  Technical and Operations
 Marcelo Fabian Benaglia.....................            Director

5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

    (a)  Voting Securities as of the Date of this Application.

    Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of June 2, 2004:

--------------------------------------------------------------------------------
                                                                      PERCENTAGE
                                                                      OF VOTING
   NAME AND COMPLETE             TITLE OF                  AMOUNT     SECURITIES
   MAILING ADDRESS              CLASS OWNED                 OWNED       OWNED
--------------------------------------------------------------------------------
Abertis
 Infraestructuras S.A.   Class D Shares of common stock  22,310,341    38.52%
                         Class F Shares of common stock  32,604,580    11.26%
                         Class G Shares of common Stock     500,000     0.17%
-------------------------------------------------------------------------------
Impregilo International
 Infraestructuras N.V.   Class G Shares of common stock  11,067,420     3.82%
                         Class E Shares of common stock  10,924,717    18.86%
                         Class D Shares of common stock     500,000     0.86%
--------------------------------------------------------------------------------
Dycasa Sociedad Anonima  Class D Shares of common stock   7,154.637    12.35%
--------------------------------------------------------------------------------
Citibank, N.A.
 in trust(1)             Class A Shares of common stock  12,268,773     4.24%
--------------------------------------------------------------------------------
Citibank, N.A.
 in trust(1)             Class B Shares of common stock  12,272,454     4.24%
--------------------------------------------------------------------------------
Citibank, N.A.
 in trust(1)             Class C Shares of common stock  12,268,773     4.24%
--------------------------------------------------------------------------------

(1) The beneficial owners of shares held in trust with Citibank, N.A. are Impregilo International Infraestructures N.V., Sideco Americana S.A., Dycasa Sociedad Anonima and Grupo Dragados, S.A.


(b) Voting Securities as of the Effective Date.

Pursuant to the Company's amended estatutos sociales (charter and bylaws) attached hereto as Exhibit T3B, on the Effective Date all of the Company's currently outstanding shares will be cancelled, and new shares will be issued as follows. The Company will issue a total of 51,743,226 new class A shares entitled to 5 votes per share, 7,154,637 new class B shares entitled to 5 votes per share, 26,992,137 new class C shares entitled to 5 votes per share, up to 52,735,000 new class D shares entitled to 1 vote per share and 36,810,000 new class E shares entitled to 1 vote per share. All previously existing class A, B and C shares (held in trust by Citibank N.A., Buenos Aires Branch), amounting a total of 36,810,000 shares entitled to 1 vote per share, will be replaced with 36,810,000 class E shares entitled to 1 vote per share. All previously existing class D and E shares, amounting a total of 41,718,000 shares entitled to 5 votes per share, and all previously existing Class F and G shares, amounting a total of 44,172,000 shares entitled to 1 vote per share, will be replaced by (i) 51,743,226 Class A shares entitled to 5 votes per share, (ii) 7,154,637 class B shares entitled to 5 votes per share, and (iii) 26,992,137 class C shares entitled to 5 votes per share. 52,696,394 new class D shares entitled to 1 vote per share will be issued to be delivered to the holders of Existing Debt that selected the option to receive new shares pursuant to the terms of the Company's restructuring plan in the 2003 Solicitation.

The shareholders of each newly issued class of common stock will be entitled to appoint members of the Board of Directors as follows:

   o    Class A shares: up to 7 members
   o    Class B shares: 1 member
   o    Class C shares: up to 3 members
   o    Class D shares: 1 member
   o    Class E shares: 1 member

In addition, Class D shares will be listed in the Buenos Aires Stock Exchange.

Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the voting securities of the Company as of the date on which the Company delivers the Par Notes and the new securities offered in the 2003 Solicitation after final court approval of the restructuring plan (the "Effective Date"):


--------------------------------------------------------------------------------
                                                                      PERCENTAGE
                                                                      OF VOTING
   NAME AND COMPLETE            TITLE OF                   AMOUNT     SECURITIES
    MAILING ADDRESS             CLASS OWNED                OWNED       OWNED
--------------------------------------------------------------------------------
Abertis
 Infraestructuras S.A.   Class A Shares of common stock  50,914,921    49.06%
                         Class E Shares of common stock   4,500,000     0.87%
--------------------------------------------------------------------------------
Impregilo International
 Infraestructuras N.V.   Class A Shares of common stock     414,152      0.4%
                         Class C Shares of common stock  22,077,985    21.27%
                         Class E Shares of common stock  12,268,773     2.36%
--------------------------------------------------------------------------------
Citibank, N.A.
 in trust(1)
--------------------------------------------------------------------------------

(1) According to Rule 14/2004 of the Federal Planning, Public Investment and Services Ministry (Ministerio de Planificacion Federal, Inversion Publica y Servicios), upon delivery of the of the new Class D Shares pursuant to the Restructuring Plan, Citibank, N.A. will be ordered to release the shares held in trust and to deliver them to Impregilo International Infraestructures N.V., Sideco Americana S.A.. Dycasa Sociedad Anonima and Grupo Dragados, S.A. Shares previously held in trust by Citibank, N.A. will be cancelled, and the beneficiary owners will receive Class E Shares. The chart above reflects the cancellation of the shares held in trust and the delivery of new shares to the beneficial owners.

                                  UNDERWRITERS

6.  UNDERWRITERS.

    No person is acting or proposes to act as an underwriter with respect to the Par Notes to be delivered in reliance on the exemption from registration in
    Section 3(a)(9) of the Securities Act. J.P. Morgan Securities, Inc. acted as dealer manager in connection with the solicitation of consents by the Company to a prepackaged debt restructuring plan governed by Argentine law, as further described in (2) above. The Company believes the offering of new securities in the solicitation was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. The address for J.P. Morgan Securities Inc. is:
    270 Park Avenue, 7th Floor, New York, NY 10017.


                               CAPITAL SECURITIES

7.  CAPITALIZATION.

    (a)  Capitalization

    The following table sets forth information with respect to each authorized class of securities of the Company as of June 2, 2004:

         (i)  Debt Securities:

--------------------------------------------------------------------------------
EXISTING NOTES
--------------------------------------------------------------------------------
          TITLE OF CLASS               AMOUNT AUTHORIZED   AMOUNT OUTSTANDING
--------------------------------------------------------------------------------
 9.35% Series A Senior Notes due 2004  U.S.$ 170 million  U.S.$ 166.785 million
--------------------------------------------------------------------------------
10.25% Series B Senior Notes due 2009  U.S.$ 210 million  U.S.$ 208.045 million
--------------------------------------------------------------------------------

         (ii) Equity Securities:

--------------------------------------------------------------------------------
EXISTING NOTES
--------------------------------------------------------------------------------
     TITLE OF CLASS                 AMOUNT AUTHORIZED     AMOUNT OUTSTANDING
--------------------------------------------------------------------------------
Class A Shares Common Stock            12,268,773                 100%
--------------------------------------------------------------------------------
Class B Shares Common Stock            12,272,454                 100%
--------------------------------------------------------------------------------
Class C Shares Common Stock            12,268,773                 100%
--------------------------------------------------------------------------------
Class D Shares Common Stock            30,793,283                 100%
--------------------------------------------------------------------------------
Class E Shares Common Stock            10,924,717                 100%
--------------------------------------------------------------------------------
Class F Shares Common Stock            32,604,580                 100%
--------------------------------------------------------------------------------
Class G Shares Common Stock            11,567,420                 100%
--------------------------------------------------------------------------------


    (b)  Voting Rights.

              Holders of the Company's Class A, B, C, F and G Shares are entitled to one vote per share. Holders of Class D and E Shares are entitled to five votes per share.

                              INDENTURE SECURITIES

8.  ANALYSIS OF INDENTURE PROVISIONS.

    The following is a general description of certain provisions of the base indenture related to the New Notes (the "Base Indenture") and the first supplemental indenture related to the Par Notes (the "First Supplemental Indenture," and, together with the Base Indenture, the "New Indentures"), forms of each filed as Exhibit T3C hereto. The description is qualified in its entirety by reference to the New Indentures. Unless otherwise noted, capitalized terms used below and not defined herein have the meanings given to such terms in the New Indentures.

    (A)  EVENTS OF DEFAULT.

    The following is a summary list of "Events of Default" under the New Indentures. Capitalized terms not defined herein have the meanings given to such terms in the New Indentures:

         (a)  failure to pay interest;

         (b)  failure to pay principal;

         (c)  failure to perform or comply with certain covenants;

         (d) the occurrence of an event of default with respect to any bond, debenture or other evidence of Indebtedness having an outstanding principal amount of U.S.$5 million or more (or its equivalent in other currencies) in the aggregate of the Company;

         (e) one or more final judgments, orders or binding arbitration awards, for the payment of money in excess of U.S.$5 million (or its equivalent in other currencies);

         (f)  the declaration of insolvency or bankruptcy by the Company;

         (g) the filing of a proceeding against the Company seeking adjudication under any applicable bankruptcy law or the winding-up or dissolution of the Company; or

         (h) it becomes unlawful for the Company to perform or comply with any one or more of its obligations under any of the Base Indenture, the first Supplemental Indenture or the Second Supplemental Indenture.

         (i) the condemnation, seizure, compulsory purchase or other expropriation of all or substantially all of the assets of the Company by any governmental authority or agency;

         (j) the declaration of suspension of payment or a moratorium on the payment of debt of the Company; or

         (k) the concession pursuant to which the Company operates is revoked by the Argentine Government.

    The New Indentures will require certain certifications by officers of the Company with respect to the occurrence of any Default or Event of Default.

    (B)  AUTHENTICATION AND DELIVERY.

    At any time and from time to time after the execution and delivery of the New Indentures, the Company may deliver the New Notes executed by the Company to the Trustee for authentication, together with the applicable documents referred to in the Indenture to be dated on or about the date on which the

    Restructuring Plan is confirmed by the Court of Appeals (the "Base Indenture"), and the Trustee shall thereafter authenticate and deliver such New Notes to or upon the order of the Company (specified in the Company Order referred to in the Base Indenture) or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Company Order.

    There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for Existing Debt pursuant to the Restructuring Plan.

    (C) RELEASE OF PROPERTY SUBJECT TO LIEN.

    Not applicable.

    (D) SATISFACTION AND DISCHARGE; COVENANT DEFEASANCE.

    Under the terms of the New Indentures, the Company may at its option by a resolution of the Board of Directors, at any time, upon the satisfaction of certain conditions described in the New Indentures, elect to be discharged from its obligations with respect to outstanding New Notes ("defeasance"). In general, upon a defeasance, the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding New Notes and to have satisfied all of its obligations under such New Notes except for
    (i) the rights of Holders of such New Notes and any related coupons to receive, solely from the trust fund established for such purposes, payments in respect of the principal of, premium, if any, on and interest on such New Notes when such payments are due, (ii) certain provisions relating to ownership, registration and transfer of the New Notes, (iii) certain provisions relating to the mutilation, destruction, loss or theft of the New Notes, (iv) the Company's obligations to effect a registered exchange offer or a private exchange offer, (v) the covenant relating to the maintenance of an office or agency in Buenos Aires and The City of New York and (vi) certain provisions relating to the rights, powers, trusts duties and immunities of the Trustee.

    In addition, the Company may at its option by Board Resolution, at any time, upon the satisfaction of certain conditions described below, elect to be released from certain covenants described in the New Indentures ("covenant defeasance"). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant will not be deemed to be an Event of Default under the New Indentures.

    (E) EVIDENCE OF COMPLIANCE WITH COVENANTS.

    The Company covenants to deliver to the Trustee:

         (a) written certification, within 120 days after the end of each fiscal year, from the Company stating that a review of its activities during the preceding fiscal year has been made with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the New Indentures and further stating, as to each such officer signing such certification, that to the best of the officer's knowledge the Company during such preceding fiscal year has kept, observed, performed and fulfilled each and every such covenant and no Default or Event of Default occurred during such fiscal year and at the date of such certification there is no Default or Event of Default that has occurred and is continuing or, if such signers do know of such Default or Event of Default, the certificate shall describe the Default or Event of Default and its status with particularity. The Company shall also notify the Trustee in writing should the Company elect to change the manner in which it fixes its fiscal year-end; and

         (b) written certification, within 120 days after the end of each fiscal year, from the Company's independent auditors stating (i) that their audit examination has included a review of the terms of the New Indentures and the Notes as they relate to accounting matters, and (ii) whether, in connection with their audit examination, any Default has come to their attention and if such a Default has come to their attention, specifying the nature and period of existence thereof.

9.  OTHER OBLIGORS.

    Not applicable.

CONTENTS OF APPLICATION FOR QUALIFICATION.

    This application for qualification comprises:

    (a)  Pages numbered one to nine, consecutively.

    (b) The statement of eligibility and qualification on Form T-1 of JPM Chase Bank, as Trustee under the New Indentures to be qualified.

    (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

         (i) Exhibit T3A. - The information required under Exhibit T3A is contained in the bylaws attached hereto as Exhibit T3B;

         (ii)  Exhibit T3B. - Translation of Company bylaws;

         (iii) Exhibit T3C. - A copy of each of the of Base Indenture and the First Supplemental Indenture;

         (iv)  Exhibit T3D. - Not applicable;

         (v)   Exhibit T3E. - Not applicable; and

         (vi) Exhibit T3F. - Cross reference sheet showing the location in the Base Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).

                                    SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Autopistas del Sol S.A., a sociedad anonima (limited liability corporation) organized and existing under the laws of the Republic of Argentina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Buenos Aires, and the Republic of Argentina, on the 2nd day of June, 2004.

                                       Autopistas del Sol S.A.


                                       By:  /s/ Guillermo Osvaldo Diaz
                                       -----------------------------------
                                            Name:  Guillermo Osvaldo Diaz
                                            Title: Chief Financial Officer